SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of June 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Awarded Three-Year Contract in Oman

PARIS, France – June 8th 2012 - CGGVeritas announced today that Ardiseis, its regional joint venture with TAQA in Oman and the wider Middle East region, has been awarded a three-year firm contract with an option for a further one-year extension for the high-channel-count, high-productivity 3D land seismic operations it is currently conducting in Oman on behalf of Petroleum Development Oman (PDO). This contract award marks over 20 years of continuous land seismic presence by CGGVeritas in Oman.

A step-change in the resolution of the seismic imaging is expected at all subsurface target levels, through implementation of a high-density acquisition configuration deploying the Sercel Nomad 90 vibrator, the highest-force vibrator available in the industry, and the CGGVeritas proprietary high-end broadband vibroseis technique, EmphaSeis. These two new technologies will enable improved penetration of the seismic signal, resulting in a high-density dataset containing frequencies down to 1.5Hz.

Jean-Georges Malcor, CEO, CGGVeritas, said: “This contract is a fitting reward for our Ardiseis Oman crew. It has consistently shown total dedication to delivering the highest data quality and productivity while maintaining an impeccable HSE performance, having announced in February 20 million man-hours of continuous operations without a Lost-Time Incident (LTI). We are very proud that this level of survey excellence is the result of the strong commitment we share with both our Ardiseis partner TAQA and our client PDO who have renewed their confidence in our expertise and high-end technologies for the coming years.”

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail: media.relations@cggveritas.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date June 8th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP